Exhibit 3.77

AMENDED AND RESTATED

ARTICLES OF INCORPORATION OF

LEWIS & LEWIS, INC.

Pursuant to and in accordance with Wyoming Statutes 17-16-1006 and 17-16-1007, Lewis & Lewis, Inc., a Wyoming corporation (the “Corporation”), hereby adopts the following Amended and Restated Articles of Incorporation with the intent that this amendment constitutes a restatement of such Articles of Incorporation and supersedes the existing Articles of Incorporation:

The following Amended and Restated Articles of Incorporation were adopted by the directors and sole shareholder of the Corporation in the manner prescribed by the Act on June 1, 2015.

ARTICLE I

CORPORATE NAME

The name of the Corporation is Lewis & Lewis, Inc.

ARTICLE II

PERIOD OF DURATION

The term of this Corporation shall be perpetual. The corporation shall have unlimited power to engage in and to do any lawful act concerning any or all lawful business for which corporations may be organized under the Wyoming Business Corporation Act.

ARTICLE III

SHARES

The aggregate number of shares which the Corporation will have authority to issue is 50,000 shares, common stock, par value of $0.001 per share. All stock of the Corporation will be of the same class and will have the same rights and preferences. Fully paid stock of the Corporation will not be liable to any call or assessment.

ARTICLE IV is deleted in its entirety.

ARTICLE V

LIMITATION OF PERSONAL LIABILITY OF DIRECTORS

Directors of the Corporation will have no personal liability whatsoever to the corporation or its shareholders for monetary damages for any action taken or any failure to take any action, as a director, except liability for:

(a)                                 the amount of a financial benefit received by a director to which he or she is not entitled;

(b)                                                                                 an intentional infliction of harm on the corporation or the shareholders;

(c)                                  a violation of W.S. 17-16-833, or

(d)                                 an intentional violation of criminal law

ARTICLE VI is deleted in its entirety.

ARTICLE VII

OFFICERS

The officers of the Corporation shall be a President, one or more Vice Presidents, as prescribed by the by-laws, Secretary, Treasurer, and such other officers as the by-laws prescribe from time to time. The office of any two may be held by the same person except the offices of President and Secretary. Officers shall be elected in the manner prescribed by the by-laws.

ARTICLE VIII

REGISTERED OFFICES AND AGENT

8.1                               Registered Agent. The address of the Corporation’s registered office and the name of its registered agent at such address is: Corporation Service Company, 1821 Logan Ave., Cheyenne, WY 82001.

8.2                               Principal Office. The address of the Corporation’s principal office is: P.O. Box 1928, Rock Springs, Wyoming 82902.

8.3                               Mailing Address. The mailing address for the Corporation shall be: P.O. Box 1928, Rock Springs, Wyoming, 82902.

ARTICLE IX is deleted in its entirety.

ARTICLE X

ACTION WITHOUT MEETING

Any action required or permitted by this act to be taken at a stockholders’ meeting may be taken without a meeting, and without prior notice, if consents in writing setting forth the action so taken are signed by the holders of outstanding shares having not less than the minimum number of votes that would be required to authorize or take the action at a meeting at which all shares entitled to vote on the action were present and voted.

DATED the 1st day of June, 2015.

/s/ Jason Kilgore
By:	Jason Kilgore
Title:	President